

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 19, 2007

via U.S. mail

Raymond Threlkeld
President and Chief Executive Officer
c/o Western Mesquite Mines, Inc.
6502 East Highway 78
Brawley, CA 92227

> **Re: Western Goldfields, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 27, 2007**
> **File No. 333-141595**

Dear Mr. Threlkeld:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Letter to Stockholders

1.   You state in the letter and at page 13 that "[a]s a Canadian company, [you] expect
        to be able to access capital markets in Canada and the United States more easily
        and quickly than WG Idaho could."   Please revise your statement to clarify what
        aspect of the reorganization from Idaho to Ontario would facilitate easier and
        quicker access to the capital markets in Canada and the United States relative to
        the ability to access such markets by Western Goldfields, Inc. (Idaho). Further,
        please provide us with objective support for any such statement made.
        Alternatively, if you are unable to provide objective support, remove the
        statement.

Exhibits
Opinions of Counsel

2.   We refer you to the last paragraph of the legality opinion. Investors are entitled to
        use and rely upon the opinion of counsel.   Accordingly, the purported limitation
        on the use of and reliance on the opinion that currently is included in the last
        paragraph appears inappropriate. Refile a revised opinion with your next
        amendment.

3.   On page 26 of the registration statement, under "Material U.S. Federal Income
        Tax Consequences to Shareholders," Shearman & Sterling, LLP provides its
        opinion regarding the material United States tax consequences of the proposed
        reorganization. However, neither an opinion nor a consent has been filed.
        Consistent with the requirements of Item 601 (b)(8) and (b)(23) of Regulation
        S-B, please file the opinion and consent of U.S. tax counsel.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Mellissa Campbell Duru, at (202) 551-3757 or, in her absence, Timothy Levenberg, Special Counsel at (202) 551-3707, with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile
        Lawrence Taylor, Esq.
        Shearman & Sterling LLP
        (416) 360-2123